Filed by Ashanti Goldfields Company Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

*SEE IMPORTANT NOTES AT THE END OF THIS RELEASE

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FOR IMMEDIATE RELEASE
13 June 2003
ASHANTI GOLDFIELDS COMPANY LIMITED

On 16 May 2003, Ashanti Goldfields Company Limited ("Ashanti") announced that its board was in discussions with the board of AngloGold Limited ("AngloGold") regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares or global depositary securities. The announcement further stated that discussions were taking place with certain stakeholders.

Ashanti has been notified that the Government of Ghana is to hold consultations and take appropriate professional advice in considering the proposed merger. Ashanti welcomes this development as an important step forward in the discussions with key stakeholders.

Shareholders are reminded that there can be no assurance that a definitive agreement between Ashanti and AngloGold will be reached and a further announcement will be made when appropriate. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities until a further announcement is made.

End

For further information contact:

Ashanti Goldfields Company Limited
 Kweku Awotwi , MD for Investor Relations                                                                  Tel: +233 21 772331
Corinne Gaisie, UK Representative                                                                                Tel: +44 20 7256 9938

North American Contact:
Allan Jordan _ Golin Harris                                                                                            Tel: +1 212 697 9191

CIBC World Markets plc
 Andy Quinn, Managing Director                                                                                  Tel: +44 20 7234 6400

In the event a transaction is entered into, AngloGold Limited will file important documents with the U.S. Securities and Exchange Commission ("SEC"). In the event a transaction is entered into, investors and security holders are urged to carefully read all documents filed with the SEC, because these documents will contain important information. Investors and security holders may obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to: Ashanti Goldfields Company Limited, Gold House, Patrice Lumumba Road, PO Box 2665, Accra, Ghana, Attention: Ernest Abankroh, Company Secretary, telephone +233 21 774 977, fax: +233 21 778 155.
Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no  assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2001, filed with the Commission on 27 January 2003.

Ashanti does not undertake any obligation to update publicly or release any revisions to publicly update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

A copy of this release is available at http://www.ashantigold.com/releases.htm